

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2019

Susan B. Zaunbrecher
Executive Vice President, Corporate Secretary and Chief Legal Officer
Fifth Third Bancorp
Fifth Third Center
38 Fountain Square Plaza
Cincinnati, OH 45202

> **Re: Fifth Third Bancorp**
> **Registration Statement on Form S-4**
> **File No. 333-232335**
> **Filed on June 25, 2019**

Dear Ms. Zaunbrecher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services